EXHIBIT 7

STATEMENT RE COMPUTATION OF EARNINGS TO FIXED CHARGES

	1999	2000	2001	2001

	€	€	€	$(1)
Loss from Operations	(96,339)	(257,008)	(222,785)	(198,301)
Fixed charges	71,373	168,761	184,103	163,870

	(167,712)	(425,769)	(406,888)	(362,171)
Ratio	(2.35)	(2.52)	(2.21)	(2.21)

(1)	Solely for the convenience of the reader, euro amounts have been translated into U.S. dollars at the noon buying rate on December 31, 2001, of $0.8901 per €1.00.

      The ratio of earnings to fixed charges as calculated by dividing income from continuing operations before income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense. Earnings plus fixed charges were insufficient to cover fixed charges by €167.7 million in 1999, €425.8 million in 2000, and €406.9 million for the year ended December 31, 2001.